UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 7, 2022	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Reports 4Q21 results

Buenos Aires, March 7, 2022 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended December 31, 2021 (our “4Q21 Results”).

FY21 Key Highlights

◾	Net revenues increased 17.3% YoY to Ps. 73,668 million (US$ 655 million) driven by our main segment, Cement, followed by a recovery in Concrete.
◾	Consolidated Adjusted EBITDA increased 15.4% YoY to Ps. 23,124 million (US$ 215 million) with EBITDA margin reaching 31.4%, contracting 51 basis points from 2020.
◾
Net income from continuing operations was Ps. 6,344 million, showing a decrease of 32.8% YoY, mainly due to the impact of a change in the income tax rate during the fiscal year, partially offset by higher operating income.

◾	Inauguration of the second line of L'Amalí plant, making it one of the largest cement plants in South America.
◾	Loma Negra is presenting its Sustainability Report 2021, which seeks to share with its stakeholders the practices that it has been carrying out in environmental, social and governance matters.

4Q21 Key Highlights

◾
Net sales revenues decreased by 3.8% YoY to Ps. 19,257 million (US$ 187 million), mainly explained by a decrease in Cement sales, partially offset by improvements in Aggregates and in the Railway segment.

◾	Consolidated Adjusted EBITDA reached Ps. 6,416 million (US$ 63 million), decreasing 10.0% YoY.
◾	The Consolidated Adjusted EBITDA margin contracted 231 basis points YoY from 35.6% to 33.3%, expanding 693 basis points sequentially versus the prior quarter.
◾
Net Profit of Ps. 2,795 million, showing a reduction of 37.4% versus the same period of the previous year, mainly explained by the impact on the financial result and the decrease in the operating result.

◾	Net Debt /LTM Adjusted EBITDA ratio of -0.12x compared with 0.16x in FY20.

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the fourth quarter of 2021, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “During this year, the level of activity in the construction industry boosted cement demand to almost reach record levels, leaving behind the difficult times experienced during the pandemic.

In this context, we are pleased to present a new quarter with very good results, where we have reached an EBITDA in dollars of US$63MM, thus allowing us to close 2021 with an EBITDA of US$215MM, reaching a historical record for our operation in Argentina. This has been possible thanks to our operational efficiency and the aligned effort of all of us who are involved in LOMA, which allowed us to obtain solid profit margins.

Likewise, this last quarter will have a special place in the history of the Company. With great pride, in the month of December, we had the pleasure of inaugurating, in the presence of government authorities, customers, suppliers and shareholders, the second line of Planta L'Amalí, transforming it into one of the largest cement production plants in South America. This undoubtedly marks an important milestone in our 95-year history and solidifies our leadership in the cement market in Argentina.

Last but not least, we are also pleased to present our first Sustainability Report, where we have reflected the practices that we have been carrying out at LOMA in environmental, social and governance factors, fundamental pillars on which, we are convinced, the growth of the Company must be sustained.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	19,257	20,019	-3.8%	73,668	62,827	17.3%
Gross Profit	6,669	7,238	-7.9%	23,284	19,014	22.5%
Gross Profit margin	34.6%	36.2%	-152 bps	31.6%	30.3%	+134 bps
Adjusted EBITDA	6,416	7,132	-10.0%	23,124	20,041	15.4%
Adjusted EBITDA Mg.	33.3%	35.6%	-231 bps	31.4%	31.9%	-51 bps
Net Profit (Loss)	2,795	4,464	-37.4%	6,344	17,180	-63.1%
Net Profit attributable to owners of the Company	2,924	4,537	-35.5%	6,586	17,133	-61.6%
EPS	4.9696	7.6118	-34.7%	11.1238	16.3960	-32.2%
Average outstanding shares (*)	588	596	-1.3%	592	596	-0.7%
Net Debt	(2,760)	3,117	n/a	(2,760)	3,117	n/a
Net Debt /LTM Adjusted EBITDA	-0.12x	0.16x	n/a	-0.12x	0.16x	n/a
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	18,746	12,782	46.7%	62,347	36,259	71.9%
Adjusted EBITDA	6,379	4,651	37.2%	20,453	12,096	69.1%
Adjusted EBITDA Mg.	34.0%	36.4%	-236 bps	32.8%	33.4%	-56 bps
Net Profit (Loss)	3,466	8,258	-58.0%	11,354	9,039	25.6%
Net Debt	(2,760)	3,117	n/a	(2,760)	3,117	n/a
Net Debt /LTM Adjusted EBITDA	-0.12x	0.16x	n/a	-0.12x	0.16x	n/a

In million US$	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Chg.	2021	2020	% Chg.
Ps./US$, av	100.50	79.92	25.8%	95.16	70.59	34.8%
Ps./US$, eop	102.75	84.15	22.1%	102.75	84.15	22.1%
Net revenue	187	160	16.6%	655	514	27.6%
Adjusted EBITDA	63	58	9.1%	215	171	25.4%
Adjusted EBITDA Mg.	34.0%	36.4%	-236 bps	32.8%	33.4%	-56 bps
Net Profit (Loss)	34	103	-66.6%	119	128	-6.8%
Net Debt	(27)	37	n/a	(27)	37	n/a
Net Debt /LTM Adjusted EBITDA	-0.12x	0.16x	n/a	-0.12x	0.16x	n/a

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,
		2021	2020	% Chg.	2021	2020	% Chg.
Cement, masonry & lime	MM Tn	1.68	1.62	3.5%	6.13	5.16	18.7%
Concrete	MM m3	0.13	0.15	-14.5%	0.52	0.30	73.4%
Railroad	MM Tn	1.13	1.17	-3.0%	4.33	3.79	14.1%
Aggregates	MM Tn	0.25	0.22	14.0%	0.84	0.57	47.1%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime during 4Q21 increased by 3.5% to 1.7 million tons, mainly leveraged by the recovery of bulk cement, a segment that was more affected by the restrictions resulting from the pandemic in 2020. Sales of bagged cement show solid results due to sustained demand from the retail sector, finding its participation of sales by channel already normalized with respect to historical values, after the strong recovery that bagged cement had in 4Q20.

Regarding the volume of the Concrete segment, it registered a YoY drop of 14.5%. 4Q20 was positively affected by specific infrastructure projects. The volume of concrete maintains its trend, still below pre-pandemic levels due to the lack of large infrastructure projects, both private and public. On the other hand, Aggregates had an increase of 14.0% YoY sustained mainly by the reactivation of roadworks.

Likewise, the volumes of the Railway segment experienced a decrease of 3.0% compared to the same quarter of 2020, mainly explained by the prioritization of transportation of frac-sand and stone over other items of shorter average distance.

For fiscal year 2021, our main segment, Cement, masonry and lime, registered a year-on-year increase of 18.7%, boosted by the recovery of construction activity after the restrictions on the sector suffered in 2020 and the subsequent positive dynamics on the back of a strong residential demand.

The Concrete and Aggregates segments had increases of 73.4% and 47.1% YoY, respectively. These segments were much more affected than our core business in 2020, gradually recovering during this year.

The volume of the Railroad segment had an increase of 14.1%, mainly supported by a recovery in the transported volumes of construction materials and frac-sand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Chg.	2021	2020	% Chg.
Net revenue	19,257	20,019	-3.8%	73,668	62,827	17.3%
Cost of sales	(12,588)	(12,781)	-1.5%	(50,384)	(43,813)	15.0%
Gross profit	6,669	7,238	-7.9%	23,284	19,014	22.5%
Share of loss of associates	-	-	n/a	-	(609)	n/a
Selling and administrative expenses	(1,905)	(1,576)	20.9%	(6,329)	(5,214)	21.4%
Other gains and losses	12	125	-90.1%	209	222	-5.7%
Impairment of property, plant and equipment	3	-	n/a	(153)	(1,429)	-89.3%
Tax on debits and credits to bank accounts	(193)	(196)	-1.4%	(742)	(739)	0.5%
Finance gain (cost), net
Gain on net monetary position	80	729	-89.1%	1,867	1,267	47.4%
Exchange rate differences	195	407	-52.0%	80	2,499	-96.8%
Financial income	50	511	-90.1%	39	123	-68.2%
Financial expense	(469)	(712)	-34.2%	(1,944)	(2,277)	-14.6%
Profit (Loss) before taxes	4,443	6,526	-31.9%	16,312	12,856	26.9%
Income tax expense
Current	(1,556)	(1,629)	-4.5%	(6,639)	(3,603)	84.2%
Deferred	(92)	(433)	-78.7%	(3,329)	186	n/a
Net profit (Loss) from continuing operations	2,795	4,464	-37.4%	6,344	9,439	-32.8%
Income from discontinued operations	-	-	-	-	7,741	n/a
Net profit (Loss)	2,795	4,464	-37.4%	6,344	17,180	-63.1%

Net Revenues

Net revenue decreased 3.8% to Ps. 19,257 million in 4Q21, from Ps. 20,019 million in the comparable quarter last year, driven by a decrease in Cement, partially offset by an improvement in Aggregates and in the Railway segment.

Cement, masonry cement and lime segment was down 4.8% YoY, with volumes expanding 3.5% impacted by price dynamics.

Concrete registered revenues practically in line with those reported in 4Q20, where the decrease in volume was mostly offset by an improvement in prices. The Aggregates segment posted a strong revenue increase of 51.9% as higher volume coupled with good price performance and a positive sales mix.

Railroad revenues increased 8.1% in 4Q21 compared to the same quarter of 2020, mainly explained by an increase in prices and the positive impact of transported goods with a greater average transported distance, which offset the lower sales volume.

For fiscal year 2021, net income increased 17.3% to Ps. 73,668 million Ps. 62,827 in fiscal year 2020, with a sound recovery in revenues in all segments. Our main cement business registered an annual increase of 14.9%.

Cost of sales, and Gross profit

Cost of sales decreased 1.5% YoY, reaching Ps. 12,588 million in 4Q21, mainly as a result of a lower unit cost of sales in cement that offset the higher volume sold and the increase in depreciations due to the impact of the new production line in L'Amalí.

Gross Profit decreased 7.9% YoY to Ps. 6,669 million in 4Q21, from Ps. 7,238 million in 4Q20, with a gross profit margin that contracted 152 basis points year-on-year to 34.6%, mainly reflecting the impact of a drop in total sales.

During fiscal year 2021, Gross Profit increased 22.5% to Ps. 23,284 million with a gross profit margin expanding 134 basis points to 31.6%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 4Q21 increased by 20.9% YoY to Ps. 1,905 million, from Ps. 1,576 million in 4Q20, mainly due to the impact produced by a recognition of an allowance for doubtful receivables in the Railroad segment and higher expenses in freight and marketing compared with the previous year. As a percentage of sales, SG&A showed an increase against 4Q20 of 202 basis points, reaching 9.9%.

During fiscal year 2021, SG&A increased by 21.4% compared with the previous year, and as a percentage of sales stood at 8.6%, 29 basis points more than in fiscal year 2020.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Chg.	2021	2020	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	2,795	4,464	-37.4%	6,344	17,180	-63.1%
(+) Depreciation and amortization	1,639	1,344	21.9%	5,959	6,019	-1.0%
(+) Tax on debits and credits to bank accounts	193	196	-1.4%	742	739	0.5%
(+) Income tax expense	1,648	2,062	-20.1%	9,968	3,417	191.7%
(+) Financial interest, net	289	(54)	n/a	1,552	1,297	19.6%
(+) Exchange rate differences, net	(195)	(407)	-52.0%	(80)	(2,499)	-96.8%
(+) Other financial expenses, net	130	255	-49.2%	353	856	-58.7%
(+) Gain on net monetary position	(80)	(729)	-89.1%	(1,867)	(1,267)	47.4%
(+) Share of profit (loss) of associates	-	-	n/a	-	609	n/a
(+) Impairment of property, plant and equipment	(3)	-	n/a	153	1,429	-89.3%
(-) Income from discontinued operations	-	-	-	-	7,741	n/a
Adjusted EBITDA	6,415	7,132	-10.0%	23,124	20,041	15.4%
Adjusted EBITDA Margin	33.3%	35.6%	-231 bps	31.4%	31.9%	-51 bps

Adjusted EBITDA decreased 10.0% YoY in the fourth quarter of 2021 to Ps. 6,416 million from 7,132 in the same period last year

Likewise, the Adjusted EBITDA margin contracted 231 basis points to 33.3% compared to 35.6% in 4Q20, mainly due to cement margin compression.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment decreased 306 bps to 37.4%, primarily due to lower price performance partially offset by lower cost of sales.

The Adjusted EBITDA margin for Concrete showed a significant improvement compared to 4Q20, reaching 6.1%, reversing a negative margin of 19.2%, supported by price recovery and higher operating leverage.

The adjusted EBITDA margin of the Aggregates segment was negative at 1.2% but showing an improvement of 774 basis points compared to 4Q20, due to a strong recovery in revenues on the back of solid price performance and a positive sales mix.

Finally, the Railroad adjusted EBITDA margin decreased to negative 12.9%, from negative 0.6%, mainly due to the impact produced by a recognition of an allowance for doubtful receivables and higher operating costs, partially offset by positive price performance.

During FY21, Adjusted EBITDA increased 15.4% reaching Ps. 23,124 million from Ps. 20,041 million in FY20, with a slightly Adjusted EBITDA margin compression of 51 basis points, from 31.9% in 2020 to 31.4% in 2021.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Chg.	2021	2020	% Chg.
Exchange rate differences	195	407	-52.0%	80	2,499	-96.8%
Financial income	50	511	-90.1%	39	123	-68.2%
Financial expense	(469)	(712)	-34.2%	(1,944)	(2,277)	-14.6%
Gain on net monetary position	80	729	-89.1%	1,867	1,267	47.4%
Total Finance Gain (Cost), Net	(143)	935	n/a	42	1,612	-97.4%

During 4Q21, the Company reported a total net financial cost of Ps. 143 million compared to a total net financial gain of Ps. 935 million in 4Q20, primarily explained because of a lower gain on net monetary position and the negative impact of inflation in the financial position.

During FY 2021, the Company recorded a total net financial income of Ps. 42 million, compared to a net financial income of Ps. 1,612 million in 2020. The variation is mainly the product of an extraordinary gain from foreign exchange rate differences in 2020, partially offset by a higher gain on net monetary position and a lower net financial cost.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 4Q21 reached Ps. 2,795 million compared to Ps. 4,464 million in the same period last year, mainly due to the decrease in Adjusted EBITDA and the impact of total financial costs.

Net Profit Attributable to Owners of the Company reached Ps. 2.924 million. During the quarter, the Company reported earnings per common share of Ps. 4,9696 and an ADR gain of Ps. 24.8479, compared to earnings per common share of Ps. 7.6118 and an ADR gain of Ps. 38.0591 in 4Q20.

During fiscal year 2021, Net Income Attributable to Owners of the Company decreased 61.6% YoY, to Ps. 6,586 million, from Ps. 17,133 million in fiscal year 2020, mainly as a result of the effect of the sale of our stake in Yguazú Cementos S.A. in the previous FY.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2021	2020

Total Debt	2,511	9,722
- Short-Term Debt	2,112	6,900
- Long-Term Debt	399	2,822
Cash, Cash Equivalents, and Investments	(5,271)	(6,605)
Total Net Debt	(2,760)	3,117
Shareholder’s Equity	72,510	68,513
Capitalization	75,021	78,235
LTM Adjusted EBITDA	23,124	20,041
Net Debt /LTM Adjusted EBITDA	-0.12x	0.16x

As of December 31, 2021, total Cash, Cash Equivalents, and Investments were Ps. 5,271 million compared with Ps. 6,605 million as of the December 31, 2020. Total debt at the close of the quarter stood at Ps. 2,511 million, composed by Ps. 2,112 million in short-term borrowings, including the current portion of long-term borrowings (or 84.1% of total borrowings), and Ps. 399 million in long-term borrowings (or 15.9% of total borrowings).

At the close of fiscal year 2021, 93.1% (or Ps. 2,338 million) of Loma Negra’s total debt was denominated in U.S. dollars and 6.9% (or Ps. 173 million) was in Argentine pesos. The average duration of Loma Negra’s total debt was 0.4 years.

As of December 31, 2021, the total of the Company's consolidated debt accrued interest at a variable rate. The debt in US dollars bore interest at rates based on Libor, while the debt in Argentine pesos bore interest at the short-term market rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to -0.12x as of December 31, 2021, from 0.16x as of December 31, 2020, as a result of strong cash generation and debt reduction.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	2,795	4,464	6,344	17,180
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	3,332	3,338	16,033	1,423

Changes in operating assets and liabilities	(899)	(1,758)	(7,327)	(1,415)
Net cash generated by operating activities	5,228	6,044	15,050	17,189

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	52	(0)	463	12,595
Property, plant and equipment, Intangible Assets, net	(2,220)	(2,576)	(6,903)	(14,620)
Contributions to Trust	(19)	(48)	(92)	(133)
Investments, net	(77)	-	(2,313)	-
Net cash (used in) investing activities	(2,265)	(2,624)	(8,845)	(2,158)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(1,753)	(4,801)	(6,372)	(15,854)
Share repurchase plan	(737)	-	(2,387)	-
Net cash generated by (used in) by financing activities	(2,490)	(4,801)	(8,760)	(15,854)

Net increase (decrease) in cash and cash equivalents	473	(1,380)	(2,555)	(823)
Cash and cash equivalents at the beginning of the year	2,733	7,817	6,605	2,680
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(64)	(69)	(220)	(237)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	163	238	(524)	4,984
Cash and cash equivalents at the end of the period	3,306	6,605	3,306	6,605

In 4Q21, our operating cash generation stood at Ps. 5,228 million, reflecting a lower level of profitability partially offset by lower working capital requirements.

During 4Q21, the Company used cash in financing and investing activities for a total of Ps. 2,490 and Ps. 2,265 million, respectively. Cash allocations to the expansion of production capacity of L’Amalí plant accounted for a total of Ps. 611 million, or 27% of total capital expenditures.

During fiscal year 2021, the Company made capital investments for a total of Ps. 6,903 million, of which 45% was allocated to expanding the production capacity of the L'Amalí plant. For FY2021, the cash flow generated by operating activities was Ps. 15,050 million compared to Ps. 17,189 million in FY 2020, mainly explained by higher taxes paid, partially offset by a higher level of profitability.

Expansion of L’Amalí Plant.

Loma Negra inaugurated the second line of its L'Amalí plant, located in the city of Olavarría, in the province of Buenos Aires, which allows it to increase its production capacity by 40%, making it one of the largest plants in South America.

The incorporation of the new line implies an update of the plant from the technological point of view, and a strong increase in its productivity, also supported by sustainability policies that comply with the strictest international guidelines in terms of environmental care. The new line has high efficiency factors, low thermal and electrical consumption, water reuse systems, and incorporates a new clinker kiln that is prepared for the use of alternative fuels made from co-processed waste, replacing fossil fuels.

Share Repurchase Plan.

On December 21, 2021, the Company announced the approval of the fourth share repurchase program, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the attractive value of the share with the additional possibility of allocating part of the shares acquired to implement specific compensation plans.

The plan became effective as from December 23, 2021, for an amount to invest up to Ps. 900 million or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of the Share Repurchase Program that ended on February 18, 2022, is shown below:

Repurchase Program IV
Maximum amount for repurchase	Ps 900 million
Maximum price	Ps. 310/ordinary share or US$ 7.5/ADR
Period in force	60 days since December 23, 2021
Repurchase under the program until its completion	Ps. 643 million
Progress	71.5%

4Q21 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 a.m. BAT), March 8, 2022

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Call

Webcast:	https://services.choruscall.com/links/loma220311hGUAuJ5L.html

Replay:                           A telephone replay of the conference call will be available between March 9, 2022, at 1:00 pm U.S. E.T. and ending on March 15, 2022. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10158956. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	81,295	80,840
Right to use assets	310	675
Intangible assets	289	290
Investments	5	5
Goodwill	52	52
Inventories	3,084	3,255
Other receivables	695	726
Total non-current assets	85,731	85,843
Current assets
Inventories	8,697	8,289
Other receivables	1,191	1,837
Trade accounts receivable	3,961	4,512
Investments	4,940	6,202
Cash and banks	331	402
Total current assets	19,120	21,243
TOTAL ASSETS	104,851	107,087
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	20,368	22,715
Reserves	45,389	28,255
Retained earnings	6,586	17,133
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	72,342	68,104
Non-controlling interests	168	409
TOTAL SHAREHOLDER'S EQUITY	72,510	68,513
LIABILITIES
Non-current liabilities
Borrowings	399	2,822
Accounts payables	-	155
Provisions	567	736
Salaries and social security payables	51	58
Debts for leases	235	589
Other liabilities	143	169
Deferred tax liabilities	14,312	10,983
Total non-current liabilities	15,706	15,511
Current liabilities
Borrowings	2,112	6,900
Accounts payable	7,876	8,140
Advances from customers	1,026	1,105
Salaries and social security payables	2,034	2,146
Tax liabilities	3,345	4,353
Debts for leases	80	212
Other liabilities	160	206
Total current liabilities	16,635	23,063
TOTAL LIABILITIES	32,341	38,574
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	104,851	107,087

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2021	2020	% Change	2021	2020	% Change
Net revenue	19,257	20,019	-3.8%	73,668	62,827	17.3%
Cost of sales	(12,588)	(12,781)	-1.5%	(50,384)	(43,813)	15.0%
Gross Profit	6,669	7,238	-7.9%	23,284	19,014	22.5%
Share of loss of associates	-	-	n/a	-	(609)	n/a
Selling and administrative expenses	(1,905)	(1,576)	20.9%	(6,329)	(5,214)	21.4%
Other gains and losses	12	125	-90.1%	209	222	-5.7%
Impairment of property, plant and equipment	3	-	n/a	(153)	(1,429)	n/a
Tax on debits and credits to bank accounts	(193)	(196)	-1.4%	(742)	(739)	0.5%
Finance gain (cost), net
Gain on net monetary position	80	729	-89.1%	1,867	1,267	47.4%
Exchange rate differences	195	407	-52.0%	80	2,499	-96.8%
Financial income	50	511	-90.1%	39	123	-68.2%
Financial expenses	(469)	(712)	-34.2%	(1,944)	(2,277)	-14.6%
Profit (loss) before taxes	4,443	6,526	-31.9%	16,312	12,856	26.9%
Income tax expense
Current	(1,556)	(1,629)	-4.5%	(6,639)	(3,603)	84.2%
Deferred	(92)	(433)	-78.7%	(3,329)	186	n/a
Net Profit (Loss) from continuing operations	2,795	4,464	-37.4%	6,344	9,439	-32.8%
Income from discontinued operations	-	-	-	-	7,741	n/a
Net Profit (Loss)	2,795	4,464	-37.4%	6,344	17,180	-63.1%
Other Comprehensive Income (Loss)
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	-	-	-	-	(432)	n/a
Total other comprehensive income (loss)	-	-	-	-	(432)	n/a
TOTAL COMPREHENSIVE INCOME (LOSS)	2,795	4,464	-37.4%	6,344	16,748	-62.1%
Net Profit (Loss) for the period attributable to:
Owners of the Company	2,924	4,537	-35.5%	6,586	17,133	-61.6%
Non-controlling interests	(129)	(72)	78.2%	(242)	47	n/a
NET PROFIT (LOSS) FOR THE PERIOD	2,795	4,464	-37.4%	6,344	17,180	-63.1%
Total comprehensive income (loss) attributable to:
Owners of the Company	2,924	4,537	-35.5%	6,586	16,913	-61.1%
Non-controlling interests	(129)	(72)	78.2%	(242)	(165)	46.6%
TOTAL COMPREHENSIVE INCOME (LOSS)	2,795	4,464	-37.4%	6,344	16,748	-62.1%
Earnings per share (basic and diluted):	4.9696	7.6118	-34.7%	11.1238	16.3960	-32.2%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss) from continuing operations	2,795	4,464	6,344	9,439
Income from discontinued operations	-	-	-	7,741
Net Profit (Loss)	2,795	4,464	6,344	17,180
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,648	2,062	9,968	5,707
Depreciation and amortization	1,639	1,344	5,959	6,019
Provisions	203	(77)	183	(141)
Exchange rate differences	(353)	(262)	(958)	(4,259)
Interest expense	149	220	729	1,791
Share of loss of associates	(0)	0	(0)	609
Gain on disposal of property, plant and equipment	23	(4)	(89)	61
Gain on disposal of shareholding of Yguazú Cementos S.A.	-	0	-	(10,031)
Impairment of property, plant and equipment	(3)	0	153	1,429
Impairment of trust fund	(14)	55	49	236
Share-based payment	40	-	40	-
Changes in operating assets and liabilities
Inventories	(65)	53	288	1,190
Other receivables	68	11	(399)	139
Trade accounts receivable	2	(436)	(1,350)	(817)
Advances from customers	187	218	124	794
Accounts payable	6	(1,396)	1,465	(376)
Salaries and social security payables	159	767	712	778
Provisions	(92)	(10)	(173)	(73)
Tax liabilities	(79)	23	219	(151)
Other liabilities	45	275	(65)	236
Gain on net monetary position	(80)	(729)	(1,867)	(1,267)
Income tax paid	(1,051)	(534)	(6,279)	(1,868)
Net cash generated by (used in) operating activities	5,228	6,044	15,050	17,189

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	52	(0)	463	12,595
Proceeds from disposal of Property, plant and equipment	162	0	288	60
Payments to acquire Property, plant and equipment	(2,302)	(2,452)	(7,088)	(14,549)
Payments to acquire Intangible Assets	(81)	(124)	(103)	(131)
Acquire investments	(1,993)	-	(4,229)	-
Proceeds from maturity investments	1,916	-	1,916	-
Contributions to Trust	(19)	(48)	(92)	(133)
Net cash generated by (used in) investing activities	(2,265)	(2,624)	(8,845)	(2,158)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	137	70	1,251	19,157
Interest paid	(78)	(121)	(570)	(4,391)
Dividends paid	-	(4,021)	-	(4,021)
Debts for leases	(39)	(58)	(177)	(222)
Repayment of borrowings	(1,774)	(671)	(6,876)	(26,378)
Share repurchase plan	(737)	-	(2,387)	-
Net cash generated by (used in) financing activities	(2,490)	(4,801)	(8,760)	(15,854)
Net increase (decrease) in cash and cash equivalents	473	(1,380)	(2,555)	(823)
Cash and cash equivalents at the beginning of the period	2,733	7,817	6,605	2,680
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(64)	(69)	(220)	(237)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	163	238	(524)	4,984

Cash and cash equivalents at the end of the period	3,306	6,605	3,306	6,605

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,				Twelve-months ended December 31,
	2021	%	2020	%	2021	%	2020	%
Net revenue	18,746	100.0%	12,782	100.0%	62,347	100.0%	36,259	100.0%
Cement, masonry cement and lime	16,764	89.4%	11,695	91.5%	55,793	89.5%	33,128	91.4%
Concrete	1,317	7.0%	883	6.9%	4,464	7.2%	1,799	5.0%
Railroad	1,506	8.0%	922	7.2%	5,078	8.1%	3,089	8.5%
Aggregates	356	1.9%	155	1.2%	960	1.5%	357	1.0%
Others	136	0.7%	59	0.5%	382	0.6%	174	0.5%
Eliminations	(1,333)	-7.1%	(931)	-7.3%	(4,330)	-6.9%	(2,287)	-6.3%
Cost of sales	11,215	100.0%	7,589	100.0%	38,702	100.0%	22,782	100.0%
Cement, masonry cement and lime	9,420	84.0%	6,362	83.8%	32,501	84.0%	19,192	84.2%
Concrete	1,236	11.0%	1,032	13.6%	4,559	11.8%	2,292	10.1%
Railroad	1,463	13.0%	930	12.3%	4,813	12.4%	3,031	13.3%
Aggregates	347	3.1%	161	2.1%	921	2.4%	439	1.9%
Others	82	0.7%	36	0.5%	238	0.6%	115	0.5%
Eliminations	(1,333)	-11.9%	(931)	-12.3%	(4,330)	-11.2%	(2,287)	-10.0%
Selling, admin. expenses and other gains & losses	1,725	100.0%	874	100.0%	4,939	100.0%	2,649	100.0%
Cement, masonry cement and lime	1,356	78.6%	774	88.5%	4,197	85.0%	2,380	89.9%
Concrete	4	0.2%	30	3.4%	53	1.1%	30	1.2%
Railroad	316	18.3%	48	5.5%	544	11.0%	169	6.4%
Aggregates	4	0.2%	1	0.1%	11	0.2%	(1)	0.0%
Others	45	2.6%	21	2.3%	134	2.7%	71	2.7%
Depreciation and amortization	573	100.0%	333	100.0%	1,746	100.0%	1,267	100.0%
Cement, masonry cement and lime	451	78.8%	232	69.7%	1,337	76.5%	802	63.3%
Concrete	19	3.3%	21	6.3%	66	3.8%	189	14.9%
Railroad	90	15.7%	72	21.8%	305	17.5%	250	19.7%
Aggregates	12	2.0%	6	1.9%	33	1.9%	23	1.8%
Others	1	0.2%	1	0.3%	5	0.3%	4	0.3%
Adjusted EBITDA	6,379	100.0%	4,651	100.0%	20,453	100.0%	12,096	100.0%
Cement, masonry cement and lime	6,439	100.9%	4,791	103.0%	20,431	99.9%	12,357	102.2%
Concrete	95	1.5%	(158)	-3.4%	(81)	-0.4%	(334)	-2.8%
Railroad	(183)	-2.9%	16	0.3%	26	0.1%	139	1.2%
Aggregates	17	0.3%	(1)	0.0%	62	0.3%	(59)	-0.5%
Others	11	0.2%	4	0.1%	15	0.1%	(7)	-0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	36		2,481		2,671		7,945
Depreciation and amortization	(1,639)		(1,344)		(5,959)		(6,019)
Tax on debits and credits banks accounts	(193)		(196)		(742)		(739)
Finance gain (cost), net	(143)		935		42		1,612
Income tax	(1,648)		(2,062)		(9,968)		(3,417)
Share of profit of associates	-		-		-		(609)
Impairment of property, plant and equipment	3		-		(153)		(1,429)
Income (loss) from discontinued operations	-		-		-		7,741
NET PROFIT (LOSS) FOR THE PERIOD	2,795		4,464		6,344		17,180